Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 49-II dated March 7, 2007	Term Sheet No. 8 to Product Supplement 49-II Registration Statement No. 333-130051 Dated May 24, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar due January 22, 2009

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 22, 2009*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of four currencies relative to the U.S. dollar over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about July 17, 2007 and are expected to settle on or about July 20, 2007.

Key Terms

Basket:

An equally weighted basket of four currencies (each a “Basket Currency” and together the “Basket Currencies”) that measures the performance of the Basket Currencies relative to the U.S. dollar (the “Basket”).

Basket Currency Weights:	The following table sets forth the Basket Currencies, the Starting Spot Rate for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:
	Basket Currency	Starting Spot Rate	Reuters Page	Percentage Weight of Basket

	Australian dollar (AUD)††		WMRSPOT12	25%
	Canadian dollar (CAD)†		WMRSPOT09	25%
	European Union euro (EUR)††		WMRSPOT05	25%
	Japanese yen (JPY)†		WMRSPOT12	25%

† The Starting Spot Rate for each of the Canadian dollar and the Japanese yen will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by either applicable intraday trades or the rates displayed on the applicable Reuters page.

†† The Starting Spot Rate for each of the Australian dollar and the European Union euro will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account either applicable intraday trades or the rates displayed on the applicable Reuters page.

For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-2 of this term sheet.

Reference Currency:	The U.S. dollar
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	At least 150%. The actual Participation Rate will be determined on the pricing date and will not be less than 150%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about July 17, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:

The Basket Closing Level on the Observation Date will be calculated as follows:

100 x [1 + (AUD Return * 1/4) + (CAD Return * 1/4) + (EUR Return * 1/4) +
(JPY Return * 1/4)]

The CAD Return and JPY Return are the respective performances of those Basket Currencies, expressed as a percentage, from the Spot Rate of the relevant Basket Currency in the interbank market on the pricing date to the Spot Rate of such Basket Currency on the Observation Date. The Spot Rates on a given date that falls after the pricing date are the amounts reported by Reuters Group PLC on page WMRSPOT09 (for the CAD Return) and page WMRSPOT12 (for the JPY Return), and are expressed as one divided by the amount of Basket Currency per one Reference Currency at approximately 6:00 p.m., New York City time, on such date.

The AUD Return and EUR Return are the respective performances of those Basket Currencies, expressed as a percentage, from the Spot Rate of the relevant Basket Currency in the interbank market on the pricing date to the Spot Rate of such Basket Currency on the Observation Date. The Spot Rates on a given date that falls after the pricing date are the amounts reported by Reuters Group PLC on page WMRSPOT12 (for the AUD Return) and page WMRSPOT05 (for the EUR Return), and are expressed as the amount of Reference Currency per one unit of Basket Currency at approximately 6:00 p.m., New York City time, on such date (together with the respective CAD and JPY spot rates as described above, the “Spot Rates” and each, a “Spot Rate”).

For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-II.

Observation Date:	January 16, 2009*
Maturity Date:	January 22, 2009*
CUSIP:	48123JZY8

*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-II.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 49-II and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 49-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $27.50 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $5.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $27.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-23 of the accompanying product supplement no. 49-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

May 24, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-II dated March 7, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 49-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 49-II dated March 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000862/e26545_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet , the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate†††, provided that this payment (the Additional Amount) will not be less than zero.
  †††The Participation Rate will be determined on the pricing date and will not be less than 150%.
  DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Basket Currencies, relative to the U.S. dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Australian dollar, the Canadian dollar, the European Union euro and the Japanese yen.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 49-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced May 23, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 5.31%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.31%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or any of contracts related to the Basket Currencies. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 49-II dated March 7, 2007.

  CURRENCY MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Basket Currencies relative to the U.S. dollar. For example, the value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Basket Currencies. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Five Currencies Relative to the U.S. Dollar	TS-1

  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes, especially on dates near the Observation Date.
  CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED BASKET CURRENCIES MAY OFFSET EACH
  OTHER   — Because the performance of the Basket is determined by the performance of the Australian dollar, the Canadian dollar, the European Union euro and the Japanese yen relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to Australia, Canada, Europe, Japan and the United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Australian dollar may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Japanese yen.
  THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but later falls below the Starting Basket Level on the Observation Date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 11:00 a.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more Basket Currencies exceeds that reflected in the publicly available information, each affected Basket Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Basket Currencies and the U.S. dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in each of the Basket Currencies’ countries and in the United States;
    the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
    changes in correlation between the Basket Currency exchange rates;
    suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. dollar;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 150%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appear in the following table and examples below have been rounded for ease of analysis.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Five Currencies Relative to the U.S. Dollar	TS-2

Ending Basket Level	Basket Return	Basket Return x Participation Rate (150%)	Additional Amount		Principal		Payment at Maturity

180	80%	120.00%	$1,200.00	+	$1,000	=	$2,200
170	70%	105.00%	$1,050.00	+	$1,000	=	$2,050
160	60%	90.00%	$900.00	+	$1,000	=	$1,900
150	50%	75.00%	$750.00	+	$1,000	=	$1,750
140	40%	60.00%	$600.00	+	$1,000	=	$1,600
130	30%	45.00%	$450.00	+	$1,000	=	$1,450
120	20%	30.00%	$300.00	+	$1,000	=	$1,300
110	10%	15.00%	$150.00	+	$1,000	=	$1,150
105	5%	7.50%	$75.00	+	$1,000	=	$1,075
100	0%	0.00%	$0.00	+	$1,000	=	$1,000
90	-10%	0.00%	$0.00	+	$1,000	=	$1,000
80	-20%	0.00%	$0.00	+	$1,000	=	$1,000
70	-30%	0.00%	$0.00	+	$1,000	=	$1,000
60	-40%	0.00%	$0.00	+	$1,000	=	$1,000
50	-50%	0.00%	$0.00	+	$1,000	=	$1,000
40	-60%	0.00%	$0.00	+	$1,000	=	$1,000
30	-70%	0.00%	$0.00	+	$1,000	=	$1,000
20	-80%	0.00%	$0.00	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $300 and the final payment at maturity is equal to $1,300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 150%) = $1,300

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $150 and the final payment at maturity is equal to $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 150%) = $1,150

Historical Information

The first four graphs below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (which, in the case of the Canadian dollar and the Japanese yen is the amount of the applicable Basket Currency that can be exchanged for one U.S. dollar and, in the case of the Australian dollar and the European Union euro, is the amount of U.S. dollars that can be exchanged for one unit of the applicable Basket Currency, and which, in each case, we refer to in this term sheet as the exchange rate) from January 4, 2002 through May 18, 2007. The exchange rates of the Australian dollar, the Canadian dollar, the European Union euro and the Japanese yen at approximately 11:00 a.m., New York City time, on May 23, 2007, were 0.82595, 1.08175, 1.34895 and 121.43500, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increase when the individual Basket Currencies appreciate in value against the U.S. dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed, for the Canadian dollar and the Japanese yen, as one divided by the amount of Basket Currency per one U.S. dollar, which is the inverse of the conventional market quotation for each such Basket Currency set forth in the applicable graphs below and, for the Australian dollar and the European Union euro, as the amount of U.S. dollars per one unit of Basket Currency, which is largely consistent with the approach used to determine the conventional market quotation for each such Basket Currency set forth in the applicable graphs below.

The last graph below shows the historical weekly performance of the Basket from January 4, 2002 through May 18, 2007, assuming that the Basket closing level on January 4, 2002 was 100, that each Basket Currency had a 1/4 weight in the Basket on that date and that the closing spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined using the rates reported by Bloomberg Financial Markets, were calculated in the manner set forth under “Basket Currency Weights” on the cover of this term sheet and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rates on the pricing date, at approximately 11:00 a.m., New York City time, on such date), that would be derived from the applicable Reuters page.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Five Currencies Relative to the U.S. Dollar	TS-3

The Spot Rates of the Australian dollar, the Canadian dollar, the European Union euro and the Japanese yen, at approximately 11:00 a.m., New York City time, on May 23, 2007, were 0.82595, 0.92443, 1.34895 and 0.00823, respectively, calculated in the manner set forth on the cover of this term sheet.

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your initial investment.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Five Currencies Relative to the U.S. Dollar	TS-4